UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cano Petroleum, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

447766-10-6

(CUSIP Number)

S. Jeffrey Johnson

801 Cherry St., Suite 3200

Fort Worth, Texas 76102

(817) 698-0900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447766-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S. Jeffrey Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,587,381

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,587,381

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,587,381

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Item 1 is hereby amended and restated in its entirety to read as follows:

   This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by S. Jeffrey Johnson with the Securities and Exchange Commission (the “Commission”) on June 14, 2004 relating to the common stock, par value $0.0001 per share (“Common Stock”), of Cano Petroleum, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 801 Cherry St., Suite 3200, Fort Worth, TX, 76102.  Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D.  Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety to read as follows:

(a)    Name: The name of the person filing this Schedule 13D is S. Jeffrey Johnson (“Mr. Johnson”), a United States citizen.

(b)    Residence or Business Address: The principal business address of Mr. Johnson is 801 Cherry St., Suite 3200, Fort Worth, Texas 76102.

(c)    Present principal occupation or employment: The present principal occupation of Mr. Johnson is Chief Executive Officer and Chairman of the Board of Directors for the Issuer.

(d)    Criminal Convictions:  During the past five years,  Mr. Johnson has not been convicted in a criminal proceeding of the type specified in Items 2(d) or (e) of Schedule 13D.

(e)    Civil Proceedings: During the past five years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that as a result of the activities of an agent for Mr. Johnson and a company with which Mr. Johnson was President prior to being Chairman of the Board and CEO of the Issuer in connection with the offering of an oil and gas well drilling venture of such prior company and pursuant to a Petition for Order and Waiver of Consent to Order, on September 6, 2005, the Wisconsin Division of Securities entered an order prohibiting (i) Mr. Johnson, his agents, servants, employees and every entity or person directly or indirectly controlled or organized by or on his behalf from making or causing to be made to any person or entity in Wisconsin any further offers or sales of securities unless and until such securities qualify as covered securities or are registered under Ch. 551, Wis. Stats., or successor statute, or are excepted from the registration requirements and (ii) Mr. Johnson, his agents, servants, employees and every entity or person directly or indirectly controlled or organized by or on his behalf from employing an agent to represent them in Wisconsin unless the agent is licensed under Ch. 551, Wis. Stats., or successor statute, or excepted from the licensing requirement.  Mr. Johnson did not contest the order and did not admit or deny the factual findings by the Wisconsin Division of Securities.

(f)     Citizenship: Mr. Johnson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated to read as follows:

   Pursuant to the Management Stock Pool Agreement dated May 28, 2004, Mr. Johnson was granted 4,080,350  shares of Common Stock that were held in escrow pursuant to the terms of the Management Stock Pool Agreement.  The shares were valued at $0.45 per share, which was the quoted market price on May 28, 2004.  If Mr. Johnson was still employed by the Issuer on May 28, 2005, 2,040,175 shares were to be released on July 1, 2005.  He was still employed on that date and such 2,040,175 shares were released on July 1, 2005.  If certain performance criteria were met on June 30, 2005 or September 30, 2005, up to 1,020,087 shares were to be released.  Such criteria were not met.  If certain performance criteria were met on June 30, 2006, up to all the remaining shares in escrow were to be released.  Certain of such criteria were met.   Consequently, on October 20, 2006, 1,020,088 of the shares remaining in escrow were released to Mr. Johnson and 1,020,087 of the shares remaining in escrow were returned to the Issuer.

   In addition, Mr. Johnson has purchased shares of Common Stock on the open market with personal funds.  On February 22, 2006, he purchased 5,000 shares for approximately $42,000, on March 16, 2006, he purchased 5,000 shares for approximately $35,200, on June 22, 2006, he purchased 2,000 shares for approximately $10,528, on May 22, 2007, he purchased 5,000 shares for approximately $25,000, on May 24, 2007, he purchased 1,000 shares for approximately $4,820, and on July 5, 2007, he purchased 2,000 shares for approximately $11,600.  On July 2, 2007, he received 135,000 shares of restricted stock for which the transfer restrictions lapse on one-third of such shares on each of July 2, 2008, 2009 and 2010 if Mr. Johnson is still employed by the Issuer on such dates.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and restated to read as follows:

   Mr. Johnson intends to review his investment in the Issuer from time to time.  Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Mr. Johnson may also acquire additional shares or sell all or part of the shares in the open market or privately negotiated transactions.  Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:

a.      Mr. Johnson holds 1,587,381 shares of Common Stock which equals approximately 4.8% of the Issuer’s currently issued and outstanding Common Stock.

b.     Mr. Johnson holds sole voting power and sole dispositive power over 1,587,381 shares of Common Stock.

c.      During the 60 days prior to October 20, 2006 through August 21, 2007, Mr. Johnson had the following transactions:

Pursuant to the Management Stock Pool Agreement dated May 28, 2004, Mr. Johnson was granted 4,080,350 shares of Common Stock that were held in escrow pursuant to the terms of the Management Stock Pool Agreement.  The shares were valued at $0.45 per share, which was the quoted market price on May 28, 2004.  If Mr. Johnson was still employed by the Issuer on May 28, 2005, 2,040,175 shares were to be released on July 1, 2005.  He was still employed on that date and such 2,040,175 shares were released on July 1, 2005.  If certain performance criteria were met on June 30, 2005 or September 30, 2005, up to 1,020,087 shares were to be released. Such criteria were not met.  If certain performance criteria were met on June 30, 2006, up to all the remaining shares in escrow were to be released.

Certain of such criteria were met.   Consequently, on October 20, 2006, 1,020,088 of the shares remaining in escrow were released to Mr. Johnson and 1,020,087 of the shares remaining in escrow were returned to the Issuer.

In addition, Mr. Johnson has purchased shares of Common Stock on the open market with personal funds.  On May 22, 2007, he purchased 5,000 shares for approximately $25,000, on May 24, 2007, he purchased 1,000 shares for approximately $4,820, and on July 5, 2007, he purchased 2,000 shares for approximately $11,600.

On December 28, 2006, Mr. Johnson received stock options exercisable into an aggregate of 100,000 shares of Common Stock at an exercise price of $5.42 per share of which one-third vest on each of December 28, 2007, 2008 and 2009 if Mr. Johnson is still employed by the Issuer on such dates.

On April 23, 2007, Mr. Johnson transferred 745,088 shares of Common Stock to his ex-wife pursuant to a domestic relations order.  On May 17, 2007, he transferred 699,294 shares of Common Stock to his ex-wife pursuant to a domestic relations order.

On July 2, 2007, he received 135,000 shares of restricted stock for which the transfer restrictions lapse on one-third of such shares on each of July 2, 2008, 2009 and 2010 if Mr. Johnson is still employed by the Issuer on such dates.

d.     Not Applicable

e.      On May 17, 2007, Mr. Johnson no longer beneficially owned five percent of the Issuer’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety as follows:

On December 28, 2006, pursuant to the Issuer’s 2005 Long-Term Incentive Plan, Mr. Johnson received stock options exercisable into an aggregate of 100,000 shares of Common Stock at an exercise price of $5.42 per share of which one-third vest on each of December 28, 2007, 2008 and 2009 if Mr. Johnson is still employed by the Issuer on such dates.  On July 2, 2007, pursuant to the Issuer’s 2005 Long-Term Incentive Plan, Mr. Johnson received 135,000 shares of restricted Common Stock for which the transfer restrictions lapse on one-third of such shares on each of July 2, 2008, 2009 and 2010 if Mr. Johnson is still employed by the Issuer on such dates.  Prior to the lapsing of the transfer restrictions, Mr. Johnson has the right to vote such shares.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1.       Nonqualified Stock Option Agreement dated December 28, 2006 (previously filed as Exhibit 10.2 to Cano Petroleum, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2007 and incorporated herein by reference.)

Exhibit 2.       Restricted Stock Agreement dated July 2, 2007 filed herewith.

Exhibit 3.       Cano Petroleum, Inc. 2005 Long-Term Incentive Plan (previously filed as Exhibit 10.1 to Cano Petroleum, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2005 and incorporated herein by reference.)

Exhibit 4.       Amendment No. 1 to Cano Petroleum, Inc. 2005 Long-Term Incentive Plan (previously filed as Exhibit 10.1 to Cano Petroleum, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2007 and incorporated herein by reference.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

S. Jeffery Johnson August 21, 2007
Date
/s/ S. Jeffery Johnson
Signature

EXHIBITS

Exhibit 1.       Nonqualified Stock Option Agreement dated December 28, 2006 (previously filed as Exhibit 10.2 to Cano Petroleum, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2007 and incorporated herein by reference.)

Exhibit 2.       Restricted Stock Agreement dated July 2, 2007 filed herewith.

Exhibit 3.       Cano Petroleum, Inc. 2005 Long-Term Incentive Plan (previously filed as Exhibit 10.1 to Cano Petroleum, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2005 and incorporated herein by reference.)

Exhibit 4.                     Amendment No. 1 to Cano Petroleum, Inc. 2005 Long-Term Incentive Plan (previously filed as Exhibit 10.1 to Cano Petroleum, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2007 and incorporated herein by reference.)